UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Wrap Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

98212N107

(CUSIP Number)

Elwood G. Norris

15891 Blue Crystal Trail

Poway, CA 92064

(858) 883-2153

With a copy to:

John D. Tishler, Esq.

Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

(858) 720-8943

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98212N107	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Elwood G. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000,904
	8.	SHARED VOTING POWER 5,451,553
	9.	SOLE DISPOSITIVE POWER 1,000,904
	10.	SHARED DISPOSITIVE POWER 5,451,553

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,452,457(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of (a) 5,451,553 shares of Common Stock held by Norris Family 1997 Trust, (b) 850,904 shares of Common Stock held by the Reporting Person directly, and (c) exercisable stock options representing the right of the Reporting Person to acquire 150,000 shares of Common Stock.

(2) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and based on 37,211,217 shares of Common Stock outstanding as of October 28, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on October 29, 2020.

CUSIP No. 98212N107	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Stephanie A. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,451,553
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,451,553

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,451,553(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 5,451,553 shares of Common Stock held by Norris Family 1997 Trust.

(2) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and based on 37,211,217 shares of Common Stock outstanding as of October 28, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on October 29, 2020.

CUSIP No. 98212N107	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,451,553
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,451,553

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,451,553(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 5,451,553 shares of Common Stock held by Norris Family 1997 Trust.

(2) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and based on 37,211,217 shares of Common Stock outstanding as of October 28, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on October 29, 2020.

SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on January 4, 2021, (together with this Amendment No. 1, this “statement”) relating to shares of common stock, par value $0.0001 per share (the “Shares”), of Wrap Technologies, Inc., a Delaware corporation (the “Issuer”). Items 4, 5, and 7 are hereby amended and supplemented as set forth below.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by adding the following additional information:

On February 18, 2021, Elwood G. Norris delivered to the Issuer a notice attached hereto as Exhibit B.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 37,211,217 shares of Common Stock outstanding as of October 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on October 29, 2020.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) There have been no transactions in the shares of Common Stock by the Reporting Persons within the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) Not applicable

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of January 4, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit A to the Reporting Persons’ Statement on Schedule 13D filed on January 4, 2021).

Exhibit B	Notice to the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2021

Date: February 19, 2021	/s/ Elwood G. Norris
Elwood G. Norris

Date: February 19, 2021	/s/ Stephanie A. Norris
Stephanie A. Norris

Date: February 19, 2021	Norris Family 1997 Trust

	Name:	/s/ Elwood G. Norris
	By:	Elwood G. Norris, Trustee

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Exhibit B

Notice to the Issuer

Elwood G. Norris

15891 Blue Crystal Trail

Poway, CA 92064

February 18, 2021

VIA OVERNIGHT COURIER AND EMAIL

To: James A. Barnes, Corporate Secretary of Wrap Technologies, Inc.

Wrap Technologies, Inc.

1817 W 4th Street

Tempe, Arizona 85281

Cc: The Board of Directors of Wrap Technologies, Inc. (via email)

To Corporate Secretary of Wrap Technologies, Inc.

I am the beneficial owner of approximately 17.3% of the outstanding shares of Wrap Technologies, Inc. (“Wrap”, or the “Company”). By this letter, I hereby supplement the notice provided in my January 4, 2021 letter to the Board of Directors of my intention to propose at the Company’s 2021 Annual Meeting of Stockholders a slate of nominees for director election, a potential amendment to Article III, Section 2 of the Company’s bylaws to establish a higher minimum number of directors, and such other proposals made on or after the date hereof that are consistent with the disclosures in the Schedule 13D filed by me and my family trust with the Securities and Exchange Commission on January 4, 2021 (including, if I deem it necessary, a proposal to repeal any Bylaw amendments or new Bylaws adopted by the Board of Directors of the Company on or after the date of this letter). These proposals (including the nominations) would not be stockholder proposals to be included in the Company’s proxy statement for the 2021 Annual Meeting of Stockholders. I currently intend to solicit proxies from the holders of at least the minimum number of shares of stock that I believe are necessary to elect my nominees and adopt my other proposals.

Nothing in this letter shall be construed as any admission or acknowledgement that advance notice is or was required for me to make any proposals or nomination at the 2021 Annual Meeting of Stockholders. I reserve all of my rights to make or withdraw any proposals or nominations at any time.

Please confirm in writing, within five days of the date of this letter, that my nominations and proposals may be presented at the 2021 Annual Meeting of Stockholders.

Very truly yours,

/s/ Elwood G. Norris

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